FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company
SIERRA WIRELESS, INC. ("Sierra Wireless" or the "Company")
13811 Wireless Way
Richmond, B.C.
V6V 3A4

Item 2. Date of Material Change
March 26, 2021
Item 3. News Release
A press release announcing the change referred to in this report was issued on March 26, 2021. The press release was disseminated via Business Wire and subsequently filed on the Company's SEDAR profile.

Item 4. Summary of Material Change

Sierra Wireless has resumed production at its manufacturing sites and started to recover its internal systems after the ransomware attack on its internal IT systems and corporate website on March 20, 2021.

Item 5. Full Description of Material Change

Sierra Wireless was the subject of a ransomware attack on its internal IT systems and corporate website on March 20, 2021, and temporarily halted production at its manufacturing sites. The company has resumed production and started to recover its internal systems.

Once the company learned of the attack, its IT and operations teams immediately implemented measures to counter the attack. In addition, within hours of discovery, Sierra Wireless engaged Blake, Cassels and Graydon LLP, one of the leading cyber security law firms, as breach coach and legal counsel, and KPMG, one of the world’s leading forensic investigation and cyber incident response firms, to lead Sierra Wireless’ response and investigation into the incident.

Sierra Wireless’ team, with the assistance of additional third-party advisors, believe they have addressed the attack and are currently working to restore Sierra Wireless’ internal IT systems. They continue to investigate the incident and the extent of the impact on the company’s internal IT systems.

Sierra Wireless maintains a clear separation between its internal IT systems and its customer-facing products and services. Sierra Wireless believes that the impact of the attack was limited to Sierra Wireless’ internal systems and corporate website, and that its products and connectivity services were not impacted, and its customers’ products and systems were not breached during the attack. At this point in its investigation of the ransomware attack, the company does not expect there to be any product security patches, or firmware or software updates required as a result of the attack.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, please contact

Samuel Cochrane, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1100.

Item 9. Date of Report

This material change report is dated as of April 1, 2021.